UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated February 28, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: February 28, 2011

BluePhoenix Solutions Reports Fourth Quarter Results

Q4 Revenues of $12 million, Non-GAAP EPS of $(0.01)

HERZLIYA, Israel — February 28, 2011— BluePhoenix Solutions (NASDAQ: BPHX - News), the leader in value-driven legacy modernization, today announced financial results for the fourth quarter. Revenues for the fourth quarter of 2010 were $12 million compared to $11.6 million in the previous quarter, and compared to $19.5 million in the fourth quarter of 2009.

Net income on a non-GAAP basis for the fourth quarter of 2010 was $(0.3) million or $(0.01) per  share, compared to $0.4 million or $0.02 per  share in the previous quarter, and compared to $1.3 million dollar or $0.06 per  share in the fourth quarter of 2009.

On a GAAP basis for the fourth quarter of 2010 the net loss was $(14.8) million or ($0.62) per share, compared to net loss of $7.0 million or ($0.30) per share in the previous quarter, and compared to net loss of $9.1 million or ($0.40) per share for the fourth quarter of 2009.

“During the fourth quarter we made progress implementing our profitability and cash generation plan.  We continue to focus on our core business, and as previously announced we sold our subsidiary ASNA. Our revenues came at the higher end of our guidance range. Going forward, we intend to focus on improving our profitability through concentrating our legacy modernization business to sell tools as well as focusing on other lines of business such as knowledge management.” commented Arik Kilman, CEO of BluePhoenix. “In addition, we will continue to reduce our expenses by moving development activities to offshore locations. The result will be a smaller but more profitable company which will be the basis for organic growth”.

Non-GAAP Results (in thousands US$)	Q4/2010	Q3/2010	Q4/2009
Sales	12,010	11,595	19,539
Operating profit	87	226	1,733
Net Income	(335)	365	1,293
Earnings per share, diluted	$(0.01)	$0.02	$0.06

GAAP Results (in thousands US$) (Q4/10 excluding any potential write-down of goodwill)	Q4/2010	Q3/2010	Q4/2009
Sales	12,010	11,595	19,539
Operating profit (loss)	(14,464)	(6,591)	* (10,622)
Net Income (loss)	(14,763)	(7,019)	(9,140)
Earnings per share, diluted	$(0.62)	$(0.30)	$(0.40)

*including goodwill impairment recognized in 2009 annual report at the amount of $5,670

Notes:
(1) The annual impairment test is currently under way. The company expects it will be completed before the filing of its Annual Report on Form 20-F. At this point we expect a non-cash write-off in the range of $9M and $15M that will impact GAAP earnings and earnings per share for the quarter and year ended December 31, 2010 which will be reported in the company's Annual Report. Such a charge will not impact the non-GAAP financial information presented in this press release.

(2) Following the company’s previous announcement about the sale of ASNA, a former subsidiary, this report includes the expense related to this sale.

(3) The results for the reported period cause the Company to be non-compliant with one of the covenants to the banks. The company is negotiating revised set of covenants which will reflect our current level of operations.

Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share , non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and other non-GAAP financial measures.

These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;
•	Stock-based compensation;
•	Revaluation of warrants and issuance costs;
•	Goodwill impairment;
•	Expenses related to cost saving plan and one time charges;
•	A loss related to the sale of ASNA Subsidiary;
•	Onetime expenses related to a large project ended during Q4 2010 (as was previously disclosed).

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance and its competitors' operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP."

Conference Call

A conference call discussing BluePhoenix’ results for the fourth quarter of 2010, will take place today, February 28, 2011, at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling +866-860-9642 or international +972-3-918-0685 at 8:25 a.m. This call is being webcast live and can be accessed through the BluePhoenix website (http://www.bphx.com). Recording of the call will also be available at the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has offices in the USA, UK, Denmark, Italy, Romania, Russia, Cyprus, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010**	2009	2010**	2009*
	Unaudited		Unaudited

Revenues	$12,010	$19,539	$57,120	$77,778

Cost of revenues	13,164	13,036	42,212	44,885
Gross profit (loss)	(1,154)	6,503	14,908	32,893

Research and development costs	1,238	2,712	6,692	11,420

Selling, general and administrative expenses	8,083	8,743	28,574	30,406

Loss on sale of subsidiary	3,989	-	3,989	-

Goodwill impairment	-	5,670	-	5,670
Total operating expenses	13,310	17,125	39,255	47,496

Operating loss	(14,464)	(10,622)	(24,347)	(14,603)

Financial income (expenses), net	(361)	1,218	(750)	(779)
Loss before taxes	(14,825)	(9,404)	(25,097)	(15,382)

Taxes on income (benefit)	159	(128)	(133)	(117)
Net loss	(14,984)	(9,276)	(24,964)	(15,265)

Share in loss in affiliated company	-	10	-	10
Net loss	(14,984)	(9,286)	(24,964)	(15,275)

Net result attributable to noncontrolling interests	221	146	(55)	(295)
Net loss attributable to BluePhoenix	$(14,763)	$(9,140)	$(25,019)	$(15,570)

Net loss per share:
Basic	$(0.62)	$(0.40)	$(1.06)	$(0.72)
Diluted	$(0.62)	$(0.40)	$(1.06)	$(0.72)

Shares used in per share calculation:
Basic	23,716	23,041	23,556	21,500

Diluted	23,716	23,041	23,556	21,500

* Derived from audited financial statements.
** excludes any potentinal write off of goodwill

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010**	2009	2010**	2009*
	Unaudited		Unaudited

GAAP Gross Profit (Loss)	$(1,154)	$6,503	$14,908	$32,893

Amortization of intangible assets	1,588	1,837	7,002	7,908
Expenses related to cost saving plan and one time charges	4,930	2,342	7,808	2,544
Non-GAAP gross profit	$5,364	$10,682	$29,718	$43,345

GAAP operating loss	$(14,464)	$(10,622)	$(24,347)	$(14,603)

Amortization of intangible assets	1,588	1,837	7,002	7,908
Expenses related to cost saving plan and one time charges	8,729	4,421	14,481	6,167
Stock-based compensation	245	427	1,506	2,031
Goodwill impairment	-	5,670	-	5,670
Loss on sale of subsidiary	3,989	-	3,989	-
Non-GAAP operating income	$87	$1,733	$2,631	$7,173

GAAP Net loss attributable to BluePhoenix	$(14,763)	$(9,140)	$(25,019)	$(15,570)

Amortization of intangible assets	1,588	1,837	7,002	7,908
Expenses related to cost saving plan and one time charges	8,729	4,421	14,481	6,167
Stock-based compensation	245	427	1,506	2,031
Goodwill impairment	-	5,670	-	5,670
Loss on sale of subsidiary	3,989	-	3,989	-
Revaluation of warrants and issuance costs	(123)	(1,922)	(1,574)	(1,337)

Non-GAAP Net income (loss) attributable to BluePhoenix	$(335)	$1,293	$385	$4,869

Shares used in diluted earnings per share calculation	23,716	23,256	23,736	21,619

Non - GAAP Diluted Earnings per share	$(0.01)	$0.06	$0.02	$0.23

* Derived from audited financial statements.
** excludes any potentinal write off of goodwill

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2010**	2009*
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$12,295	$22,328
Marketable securities	-	129
Trade accounts receivable	16,583	25,578
Other current assets	2,337	2,873
Total Current Assets	31,215	50,908

Non-Current Assets:

Long term receivables	445	-
Investment in affiliated company	-	147
Property and equipment, net	1,396	1,890
Goodwill	50,154	51,990
Intangible assets and other, net	8,974	17,619
Total Non-Current Assets	60,969	71,646

TOTAL ASSETS	$92,184	$122,554

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$14,363	$2,490
Trade accounts payable	5,129	6,093
Deferred revenues	4,472	4,424
Other current liabilities	6,604	10,263
Total Current Liabilities	30,568	23,270

Non-Current Liabilities

Accrued severance pay, net	1,284	1,309
Loans from banks	266	12,887
Derivative liabilities - Warrants	839	2,414
Total Non-Current Liabilities	2,389	16,610

Total Equity	59,227	82,674
TOTAL LIABILITIES AND EQUITY	$92,184	$122,554

* Derived from audited financial statements.
** excludes any potentinal write off of goodwill

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010**	2009	2010**	2009*
	Unaudited		Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,984)	$(9,286)	$(24,964)	$(15,275)
Adjustments to reconcile net loss to net cash provided by operating activities:
Shares in earnings in affiliated companies	-	10	-	10
Depreciation and amortization	1,783	2,074	7,805	8,894
Goodwill impairment	-	5,670	-	5,670
Decrease in accrued severance pay, net	280	(217)	(24)	(572)
Stock–based compensation	245	427	1,506	2,031
Deferred income taxes, net	63	(80)	(87)	(493)
Change in fair value of warrants	(123)	(2,099)	(1,574)	(1,514)
Loss on sale of subsidiary	3,989	-	3,989	-
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	79	78	104	78
Decrease in trade receivables	4,435	896	6,990	3,017
Decrease in other current assets	419	686	442	568
Increase (decrease) in trade payables	974	1,103	(858)	981
Increase (decrease) in other current liabilities and deferred revenues	1,742	420	(945)	(2,429)
Net cash provided by (used in) operating activities	(1,098)	(318)	(7,616)	966

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(74)	(300)	(358)	(589)
Proceeds from sale of marketable securities	43	192	107	192
Additional consideration of previously acquired subsidiaries and activities	-	(310)	(1,925)	(8,908)
Investment in newly-consolidated activity	-	(2,547)	(702)	(2,547)
Proceeds from sale of subsidiary	1,234	-	1,234	-
Net cash used in investing activities	1,203	(2,965)	(1,644)	(11,852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	(886)	(26)	3,420	(26)
Repayment of long-term loans	(1,353)	(2,282)	(5,103)	(3,057)
Reciept of long term loans	-	-	1,000	2,000
Purchase of treasury shares	-	-	-	(83)
Issuance of shares	-	4,101	-	4,066
Exercise of employee share options and warrents	-	6	-	6
Dividend paid to noncontrolling interest	-	-	(90)	-
Net cash provided by (used in) financing activities	(2,239)	1,799	(773)	2,906

TOTAL NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,134)	(1,484)	(10,033)	(7,980)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,429	23,812	22,328	30,308

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,295	$22,328	$12,295	$22,328

* Derived from audited financial statements.
** excludes any potentinal write off of goodwill